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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 8)

                         Baldwin Piano & Organ Company
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                                (Name of Issuer)


                                 Common Stock
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                         (Title of Class of Securities)

                                    058246109
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                                  (CUSIP Number)


Kenneth W. Pavia, Sr.                              Charles Powers
Bolero Investment Group, L.P.                      Florence Partners Inc.
1101 E. Balboa Boulevard                           2419 Sumter St. Ext.
Newport Beach, CA  92661-1313                      Florence, SC 29502
(714) 675-3850                                     (803) 660-1941
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             (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                    COPY TO:

                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                                 April 25, 1997
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            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 3 Pages)





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                 This Amendment No. 8 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 18, 1996, as amended (as amended, the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 4.  Purpose of Transaction.

                 Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

                 On April 25, 1997, pursuant to the bylaws of the Company, Bolero (through Cede & Co., the record holder of shares beneficially owned by Bolero) provided notice to the Company that it intends to nominate Governor John West, Mr. Edward McDonnell, Mr. Peter Cooper, Mr. David Harmon and Dr. Robert Lippert to stand for election as members of the Company's Board of Directors at the 1997 Annual Meeting of Shareholders of the Company, including at any adjournments or postponements thereof and at any special meeting called in lieu thereof. Bolero has previously announced its intention to make such nominations.


Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, which was filed as Exhibit 1 to Amendment No. 6 to Schedule 13D filed on February 11, 1997, and is incorporated by reference herein.





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                                   SIGNATURE

                 After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 28, 1997

                                        Bolero Investment Group, L.P.


                                        By: /s/ Kenneth W. Pavia, Sr.
                                        Name:  Kenneth W. Pavia, Sr.
                                        Its:   General Partner


                                        /s/ Kenneth W. Pavia, Sr
                                        Kenneth W. Pavia, Sr.


                                        FHI, Inc.

                                        By: /s/ Kenneth W. Pavia, Sr.
                                        Name:  Kenneth W. Pavia, Sr.
                                        Its:   President


                                        Florence Partners Inc.

                                        By: /s/ Charles Powers
                                        Name:  Charles Powers
                                        Its:   President


                                        /s/ Charles Powers
                                        Charles Powers





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